Exhibit 99.1

TSX:   JE
  JE.DB
              JE.DB.B

NYSE:  JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES THE RENEWAL OF ITS NORMAL COURSE ISSUER BIDS FOR ITS:

(a)	6.0% CONVERTIBLE EXTENDIBLE AND UNSECURED SUBORDINATED DEBENTURES DUE JUNE 30, 2017;

(b)	5.75% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 30, 2018;

AND

(c)	COMMON SHARES

TORONTO, ONTARIO - - March 15, 2016 - - Just Energy Group Inc. ("Just Energy") (TSX, NYSE:  JE), announced today that it has received TSX approval to renew its current normal course issuer bids ("NCIBs") for its:

(a)	outstanding 6% convertible extendible unsecured subordinated debentures due June 30, 2017 (the "6% Debentures") (TSX: JE.DB) which expires March 16, 2016;

(b)	its 5.75 % convertible, unsecured subordinated debentures due September 30, 2018 (the "5.75 % Debentures") (TSX: JE.DB.B) which expires March 16, 2016; and

(c)	its common share (TSX/NYSE: JE) which expires March 16, 2016.

All 6% and 5.75% Debentures and all Common Shares purchased under each of the above referenced NCIBs will be cancelled. The following table indicates the principal amount of the Debentures and number of common shares that were outstanding at close of trading March 4, 2016 and that may be purchased during the year starting March 17, 2016 and ending March 16, 2017.

Under each NCIB, Just Energy may purchase Debentures and common shares representing 10% of the outstanding public float at the close of business February 29, 2016, up to the following limits:

	Limit on Purchases Between March 17, 2016 to March 16, 2017 (Principal Amount)
Outstanding - Close of Trading - February 29, 2016	Total Limit (1)	Daily Limit (2) (3) (4)
(a) 6% $322,224,000 Debentures	$30,932,100	$38,739
(b) $5.75% $100,000,000 Debentures	$9,999,100	$17,943
(c) 147,071,613 Common Shares	9,694,248	118,324

Notes:

(1)	Represents 10% of the public float at February 29, 2016.
(2)	The ADTV for the 6% Debenture was $154,958 at February 29, 2016.
(3)	The ADTV for the 5.75% Debentures was $71,774 at February 29, 2016.
(4)	The ADTV for the Common Shares was 473,295 at February 29, 2016.

Just Energy believes that the Debentures and Common Shares may trade in a range that may not fully reflect their value.  As a result, Just Energy believes that the purchase of the Debentures and Common Shares from time to time can be undertaken at prices that make the acquisition of such securities an appropriate use of Just Energy's available funds.  In addition, purchases under each of the NCIBs may increase the liquidity of the Debentures and Common Shares and will enable Just Energy to deleverage its balance sheet.  Except for the purchase of $6,571,000 principal amount of the 6% Debentures purchased from March 17, 2015 up to February 29, 2016 at a weighted average price of $96.862 (per $100 principal amount), Just Energy did not make any other purchases of Debentures or Common Shares under the current NCIBs for its 6% Debentures, 5.75% Debentures and Common Shares (which all expire March 16, 2016), as, while purchases would have been an appropriate use of Just Energy's funds, Just Energy alternatively allocated funds to support other corporate purposes including customer growth and reducing bank indebtedness.

Just Energy intends to commence each of the NCIBs on March 17, 2016.  Each of the NCIBs will expire on March 16, 2017 or such earlier date as Just Energy completes its purchases pursuant to each NCIB.  All purchases made under each NCIB will be made through the facilities of the TSX, the New York Stock Exchange (only in respect of the Common Shares) or alternative trading systems, if eligible, in accordance with the rules of the TSX and applicable securities laws, at market prices prevailing at the time of purchase (plus brokerage fees).  The actual amount of Debentures and Common Shares that may be purchased under each NCIB is subject to, and cannot exceed the limits referred to above. The timing of such purchases will be determined by Just Energy.

About Just Energy Group Inc.

Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com